UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Rizobacter Exchange Offer

On May 29, 2026, Rizobacter Argentina S.A. (“Rizobacter”), a subsidiary of Bioceres Crop Solutions Corp. (the “Company”), announced that Rizobacter has successfully completed an exchange offer and consent solicitation, as the required consents have been obtained with respect to the Series IX Class A Notes, Series IX Class B Notes, Series X Class A Notes, and Series X Class B Notes issued by Rizobacter, with an aggregate participation representing approximately 86% of the total outstanding principal amount thereof.

The transaction relates to approximately US$42.7 million aggregate principal amount of existing notes and forms part of Rizobacter’s broader liability management and maturity extension efforts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: June 1, 2026	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer